NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
FIRST QUARTER 2025 RESULTS

•Q1'25 results confirm sustained player demand for instant tickets, draw games, and iLottery; lower U.S. multi-state jackpot activity & associated LMA impacts, in addition to product sales timing, impact prior year comparisons

•Income from continuing operations of $8 million includes $33 million non-cash impact of foreign exchange translation; margin of 1.4%

•Adjusted EBITDA of $250 million and Adjusted EBITDA margin of 42.8% highlight attractive profit structure of pure play lottery business

•Strong cash conversion and financial condition; ample liquidity to fund important contract renewals

LONDON – May 13, 2025 – International Game Technology PLC (“IGT” or the "Company") (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2025. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“Global sales of instant ticket and draw games continue to expand, driven by a steady pipeline of game innovation and portfolio optimization strategies,” said Vince Sadusky, CEO of IGT. “While the world is currently faced with great uncertainty, we are excited about the initiatives we are working on to drive sustainable, long-term growth and shareholder value."

"First quarter profit was in line with expectations at constant currency and we delivered strong cash conversion," said Max Chiara, CFO of IGT. "Given lower U.S. multi-state jackpot activity and the current worsening macroeconomic environment, we believe it is likely we will be at the low end of the full-year revenue and Adjusted EBITDA guidance provided in February. With a solid financial profile and ample liquidity in advance of important contract renewals, we remain well-positioned for the future."

Overview of Consolidated First Quarter 2025 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	March 31,
	2025	2024
($ in millions, except per share data)
GAAP Financials:
Revenue	583	661	(12)%	(10)%

Operating income	138	219	(37)%	(35)%
Operating income margin	23.7%	33.1%

Income from continuing operations	8	116	(93)%
Income from continuing operations margin	1.4%	17.5%

Earnings per share - diluted	$(0.11)	$0.35	NA

Net cash provided by operating activities	168	65	159%

Cash and cash equivalents	631	317	99%

Non-GAAP Financial Measures:
Adjusted EBITDA	250	327	(24)%	(22)%
Adjusted EBITDA margin	42.8%	49.5%

Adjusted earnings per share - diluted	$0.09	$0.28	(69)%

Free cash flow	92	30	204%

Net debt	5,047	5,222	(3)%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Financial Highlights
Revenue of $583 million compared to $661 million in the prior-year period
•Primarily driven by higher U.S. multi-state jackpot activity, associated LMA incentives, and multi-year central system software licenses and terminal sales in the prior year
•Instant ticket and draw wager-based revenue impacted by calendar shifts; global same-store sales up 1.4% when normalized for leap year in the U.S. and Rest of world, and a like number of instant ticket sell-in days and Lotto draws in Italy
•Higher instant ticket printing in the current year

Income from continuing operations of $8 million compared to $116 million in the prior year period
•Lower operating income, primarily driven by the items affecting Adjusted EBITDA as noted below
•Foreign exchange loss versus foreign exchange gain in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt
•Partially offset by reduced interest expense and provision for income taxes

Adjusted EBITDA of $250 million compared to $327 million in the prior-year period
•High profit flow-through from elevated U.S. multi-state jackpot sales and associated LMA incentives in the prior year
•Higher terminal sales and beneficial product mix in prior year
•Incremental investments to drive sustainable long-term growth
•Rebranding costs associated with separating Lottery from Gaming & Digital
•Negative foreign currency translation

Diluted loss per share from continuing operations of $0.11 compared to diluted earnings per share from continuing operations of $0.35 in the prior year; adjusted diluted earnings per share from continuing operations of $0.09 compared to $0.28 in the prior year driven by lower operating income, partially offset by reductions in net interest and income tax expense

Net debt of $5.0 billion compared to $4.8 billion at December 31, 2024, including an approximate $130 million impact from fluctuations in the EUR/USD exchange rate; net debt leverage of 2.8x pro forma for $2 billion committed debt reduction expected following the closing of the Gaming & Digital sale transaction

Cash and Liquidity Update
Total liquidity of $2.2 billion as of March 31, 2025; $0.6 billion in unrestricted cash and $1.5 billion in additional borrowing capacity from undrawn credit facilities

Other Developments
On March 14, 2025, the Company successfully executed a €1 billion term loan due 2030
•€500 million drawn and used for repayment of borrowings under credit facilities
•€500 million committed but undrawn; to be utilized if awarded Italy Lotto license

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Record date of May 29, 2025
•Payment date of June 12, 2025

Full Year 2025 Outlook
Given lower U.S. multi-state jackpot activity and the current worsening macroeconomic environment, the Company now expects revenue of approximately $2.55 billion and Adjusted EBITDA of approximately $1.10 billion, which align with the low end of the original ranges provided in February 2025; cash from operations is now expected to be a use of approximately $350 million, primarily to account for the incremental FX impact on the first two installments of the Italy Lotto license fee

Earnings Conference Call and Webcast
May 13, 2025, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. (the "Buyer"). These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the sale of Gaming & Digital to the Buyer and the use of proceeds therefrom, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, Adjusted EBITDA, cash from operations, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Full Year 2025 Outlook and Guidance Policy
Given lower U.S. multi-state jackpot activity and the current worsening macroeconomic environment, the Company now expects revenue of approximately $2.55 billion and Adjusted EBITDA of approximately $1.10 billion, which align with the low end of the original ranges provided in February 2025; cash from operations is now expected to be a use of approximately $350 million, primarily to account for the incremental FX impact on the first two installments of the Italy Lotto license fee.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (775) 448-0257
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

					Constant
	Q1'25		Q1'24		Currency
Revenue				Y/Y Change	Change(1)
Service
Instant ticket & draw wager-based revenue	500		514	(3)%	(1)%
U.S. multi-state jackpot wager-based revenue	17		31	(46)%	(46)%
Upfront license fee amortization	(48)		(50)	3%	—%
Other	89		124	(28)%	(25)%
Total service revenue	557		619	(10)%	(8)%

Product sales	26		42	(39)%	(35)%
Total revenue	583		661	(12)%	(10)%

Income from continuing operations	8		116	(93)%
Operating income	138		219	(37)%	(35)%
Adjusted EBITDA(1)	250		327	(24)%	(22)%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	(0.1%)	(3)	(0.2%)
U.S. multi-state jackpots	(46.1%)		(0.8%)
Total	(3.8%)		(0.3%)

U.S.
Instant ticket & draw games	(1.3%)	(3)	(2.6%)
U.S. multi-state jackpots	(46.1%)		(0.8%)
Total	(6.9%)		(2.4%)

Italy
Instant ticket & draw games	(0.7%)	(3)	4.4%

Rest of world
Instant ticket & draw games	5.2%	(3)	2.6%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

(3)Global instant ticket & draw games same-store sales normalized for leap year in the U.S. and Rest of world in 2024 and like number of sell-in days and Lotto draws in Italy were +1.4%, with U.S. -0.2%, Italy +2.0%, and Rest of world 6.4%

				Constant
	Q1'25	Q1'24		Currency
			Y/Y Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	(0.7)%	1.5%
U.S. multi-state jackpots	(46.4)%	(0.9)%
Total	(3.3)%	1.4%

U.S.
Instant ticket & draw games	(1.6)%	(2.6)%
U.S. multi-state jackpots	(46.4)%	(0.9)%
Total	(8.0)%	(2.3)%

Italy
Instant ticket & draw games	(1.0)%	4.8%

Rest of world
Instant ticket & draw games	5.1%	(0.6)%

Revenue (by geography)
U.S. & Canada	259	322	(20)%	(19)%
Italy	246	254	(3)%	(1)%
Rest of world	79	85	(7)%	(3)%
Total revenue	583	661	(12)%	(10)%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended
	March 31,
	2025	2024
Service revenue	557	619
Product sales	26	42
Total revenue	583	661

Cost of services	305	304
Cost of product sales	22	26
Selling, general and administrative	104	102
Research and development	11	11
Other operating expense, net	3	—
Total operating expenses	445	443

Operating income	138	219

Interest expense, net	46	53
Foreign exchange loss (gain), net	33	(11)
Other non-operating expense, net	4	4
Total non-operating expenses	82	46

Income from continuing operations before provision for income taxes	56	173
Provision for income taxes	48	57
Income from continuing operations	8	116
Income from discontinued operations, net of tax	52	13
Net income	60	128
Less: Net income attributable to non-controlling interests from continuing operations	31	45
Less: Net income attributable to non-controlling interests from discontinued operations	2	2
Net income attributable to IGT PLC	27	82

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.11)	0.35
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.11)	0.35
Net income attributable to IGT PLC per common share - basic	0.13	0.41
Net income attributable to IGT PLC per common share - diluted	0.13	0.40
Weighted-average shares - basic	202	200
Weighted-average shares - diluted	202	203

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	March 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	631	584
Restricted cash and cash equivalents	108	120
Trade and other receivables, net	432	468
Inventories, net	113	113
Other current assets	124	114
Assets held for sale	4,806	4,765
Total current assets	6,215	6,165
Systems, equipment and other assets related to contracts, net	607	581
Property, plant and equipment, net	88	85
Operating lease right-of-use assets	99	102
Goodwill	2,668	2,650
Intangible assets, net	86	89
Other non-current assets	578	606
Total non-current assets	4,126	4,113
Total assets	10,340	10,278

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	688	718
Current portion of long-term debt	216	208
Other current liabilities	602	619
Liabilities held for sale	1,003	1,142
Total current liabilities	2,510	2,687
Long-term debt, less current portion	5,463	5,153
Deferred income taxes	167	170
Operating lease liabilities	80	83
Other non-current liabilities	127	125
Total non-current liabilities	5,836	5,530
Total liabilities	8,346	8,217
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,642	1,652
Non-controlling interests	353	409
Shareholders’ equity	1,994	2,061
Total liabilities and shareholders’ equity	10,340	10,278

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended
	March 31,
	2025	2024
Cash flows from operating activities
Net income	60	128
Less: Income from discontinued operations, net of tax	52	13
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees	48	50
Depreciation	45	41
Foreign exchange loss (gain), net	33	(11)
Amortization	9	8
Stock-based compensation	7	9
Deferred income taxes	(18)	5
Other non-cash items, net	6	4
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	51	(45)
Inventories	1	(2)
Accounts payable	(54)	(25)
Accrued interest payable	(25)	(37)
Accrued income taxes	56	6
Other assets and liabilities	1	(53)
Net cash provided by operating activities from continuing operations	168	65
Net cash provided by operating activities from discontinued operations	55	55
Net cash provided by operating activities	224	120

Cash flows from investing activities
Capital expenditures	(76)	(35)
Other	(2)	(2)
Net cash used in investing activities from continuing operations	(78)	(37)
Net cash used in investing activities from discontinued operations	(39)	(46)
Net cash used in investing activities	(116)	(83)

Cash flows from financing activities
Proceeds from long-term debt	540	—
Net payments of short-term borrowings	—	(9)
Net payments on financial liabilities	(77)	(63)
Net repayments of Revolving Credit Facilities	(130)	(72)
Principal payments on long-term debt	(208)	—
Dividends paid	(40)	—
Dividends paid - non-controlling interests	(11)	(100)
Return of capital - non-controlling interests	—	(10)
Other	(19)	1
Net cash provided by (used in) financing activities from continuing operations	54	(253)
Net cash used in financing activities from discontinued operations	(133)	(9)
Net cash used in financing activities	(79)	(262)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	29	(225)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	19	(18)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	823	497
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	84	83
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	739	414

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	72	91
Income taxes paid	9	46

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	March 31,	December 31,
	2025	2024
4.125% Senior Secured U.S. Dollar Notes due April 2026	748	748
3.500% Senior Secured Euro Notes due June 2026	810	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	748	748
2.375% Senior Secured Euro Notes due April 2028	539	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	746	746
4.250% Senior Secured Euro Notes due March 2030	534	513
Senior Secured Notes	4,125	4,050

Euro Term Loan Facilities due January 2027	428	619
Euro Term Loan Facilities due September 2030	538	—
Revolving Credit Facility A due July 2027	344	157
Revolving Credit Facility B due July 2027	27	328
Long-term debt, less current portion	5,463	5,153

Euro Term Loan Facilities due January 2027	216	208
Current portion of long-term debt	216	208

Total debt	5,679	5,361

Less: Cash and cash equivalents	631	584
Less: Debt issuance costs, net - Euro Term Loan Facility due September 2030	1	—
Net debt	5,047	4,777

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions, except per share amounts)

	For the three months ended March 31,
	2025	2024
Income from continuing operations	8	116
Provision for income taxes	48	57
Interest expense, net	46	53
Foreign exchange loss (gain), net	33	(11)
Other non-operating expense, net	4	4
Operating income	138	219
Depreciation	45	41
Amortization - service revenue (1)	48	50
Amortization - non-purchase accounting	7	6
Amortization - purchase accounting	2	3
Stock-based compensation	7	9
Other	3	—
Adjusted EBITDA	250	327

Cash flows from operating activities - continuing operations	168	65
Capital expenditures	(76)	(35)
Free Cash Flow	92	30

	For the three months ended March 31,
	2025				2024
	Pre-Tax Impact	Tax Impact (2)	Net Impact		Pre-Tax Impact	Tax Impact (2)	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.11)				0.35

Adjustments:
Foreign exchange loss (gain), net	0.16	(0.02)	0.18		(0.06)	0.02	(0.08)
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01
Other (non-recurring adjustments)	0.01	—	0.01		—	—	—
Net adjustments			0.20				(0.07)
Adjusted EPS from continuing operations attributable to IGT PLC - diluted			0.09				0.28

Reported effective tax rate			85.3%				33.1%
Adjusted effective tax rate			47.8%				38.2%
Adjusted EPS weighted average shares outstanding (in millions)			204	(3)			203	(3)

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) Includes the dilutive impact of share-based payment awards